United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2007

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  April 25, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 25, 2007

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, April 25, 2007	www.gruma.com

FIRST-QUARTER 2007 RESULTS
 (Peso amounts are stated in millions in constant terms as of March 31, 2007)

HIGHLIGHTS

  Net sales sales increased 12%, driven mainly by Gruma Corporation and Gimsa due mainly to price increases, which were implemented in order to offset higher raw-material costs.

  EBITDA declined 16%, and EBITDA margin decreased to 6.2% from 8.3%. Gruma Corporation's EBITDA growth of 24% was offset by reductions in GIMSA and Gruma Venezuela.

  Debt increased 2% versus March 2006 to US$642 million.

Consolidated Financial Highlights
(Ps millions)

	1Q07	1Q06	VAR (%)
Volume (thousand metric tons)	1,017	1,020	-
Net sales	8,050	7,205	12
Operating income	230	322	(28)
Operating margin	2.9%	4.5%	(160) bp
EBITDA	502	601	(16)
EBITDA margin	6.2%	8.3%	(210) bp
Majority net income	244	239	2
ROE (LTM)	9.8%	10.3%	(50) bp

Debt
 (US$ millions)

March'07	March'06	Var	Dec'06	Var
642	628	2%	600	7%

RESULTS OF OPERATIONS
1Q07 vs. 1Q06

Sales volume remained flat in 1,017 thousand metric tons.

Net sales increased 12% to Ps 8,050 million due primarily to Gruma Corporation and GIMSA. Although sales volume was flat, net sales increased primarily because of higher prices in Gruma Corporation in the tortilla and corn flour businesses, and in GIMSA resulting from price increases implemented at the end of 2006. Price increases were implemented in order to offset particularly higher raw-material costs. Sales from foreign operations constituted 67% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 68.9% from 65.9%, an increase driven mainly by GIMSA. In absolute terms, cost of sales rose 17% due mainly to GIMSA and Gruma Corporation.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 28.2% from 29.7% driven better absorption due to higher prices in GIMSA and Gruma Corporation, and in absolute terms rose 6%, driven especially by Gruma Corporation and, to a lesser extent, by Gruma Venezuela.

Operating income decreased 28% and, operating margin declined to 2.9% from 4.5% driven mainly by GIMSA and, to a lesser extent, by Gruma Venezuela.

Comprehensive financing cost, net, was Ps 44 million versus Ps 36 million in first quarter 2006. The increase resulted mainly from lower monetary position gains due to lower inflation in the United States.

Other income, net, was Ps 66 million, compared with Ps 5 million in the same period of 2006 due mainly to the gain on the sale of GFNORTE (Banorte) shares during March 2007.

Taxes and employees' profit sharing amounted to Ps 120 million compared with Ps 142 million in first quarter 2006, due to lower pretax income.

GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte) totaled Ps 127 million, Ps 13 million higher than in first quarter 2006.

GRUMA's total net income was Ps 260 million, 1% lower than in first quarter 2006. GRUMA's majority net income was Ps 244 million, 2% higher than in the same period of 2006. The increase resulted mainly from the aforementioned gain on the sale of Banorte shares.

FINANCIAL POSITION
March 2007 vs. March 2006

Balance-Sheet Highlights	Total assets were Ps 31,579 million, an increase of 8%, driven mainly by higher (1) property, plant and equipment, net, due to capacity expansions and the acquisition of Pride Valley Foods during 4Q06; (2) accounts receivable in Gruma Corporation, GIMSA and Gruma Venezuela due to higher prices, and (3) inventories in connection with higher raw-material costs.

Total liabilities were Ps 14,222 million, an increase of 7% driven largely by higher account payable coming mainly from raw material procurement and higher costs.

Stockholders' equity on March 31, 2007, totaled Ps 17,357 million, 9% higher than the balance on March 31, 2006.
Debt Profile	As of March 31, 2007, GRUMA's debt amounted to US$642 million, of which approximately 93% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2007	2008	2009	2010	2011	2012...	Total
7.75% perpetual bonds						300.0	300.0
Credit facility				150.0			150.0
7.625% notes due 2007	50.5						50.5
Revolving credit facility					50.0		50.0
7.96% senior notes	1.1	1.6	10.5				13.2
Other	31.0	14.4	28.1	4.1	0.3		77.9
TOTAL	82.6	16.0	38.6	154.1	50.3	300.0	641.6

Debt Ratios

	1Q07	4Q06	1Q06
Debt Ratios (last twelve months)
Debt/EBITDA	2.5	2.2	2.6
EBITDA/interest expense	3.9	4.1	4.4

Others Ratios

Operational Ratios	1Q07	4Q06	1Q06
Accounts receivable outstanding (days to sales)	44	43	41
Inventory turnover (days to cost of sales)	54	65	66
Net working capital turnover (days to sales)	58	53	58
Asset turnover (total assets to sales)	1.0	0.9	1.0
Profitability Ratios(%)
ROA	5.3	5.5	5.5
ROE	9.8	10.0	10.3
ROIC	7.1	7.2	6.8

CAPITAL EXPENDITURE PROGRAM

GRUMA's investments totaled US$45 million during first quarter 2007. Major investments were applied to capacity expansions and upgrades in Gruma Corporation, as well as in GIMSA since we are rebalancing production requirements among different regions.

RECENT DEVELOPMENTS
Sale of Banorte's shares.	During 1Q07, GRUMA sold 2,903,200 shares of Banorte's shares in order to fund part of its capital-expenditure program. As a result, GRUMA's ownership in Banorte decreased from 10% to 9.86%.

SUBSIDIARY RESULTS
1Q07 vs. 1Q07

Gruma Corporation

Beginning 1Q07, figures for the Asia and Oceania operations will not be reported under Gruma Corporation; instead, they will be reported under the other and eliminations line.

Sales volume increased 2% due primarily to growth in the U.S. corn flour business and the acquisition of Pride Valley Foods in 4Q06.

Net sales grew 12%, to Ps 4,214 million, in connection with the price increases in both the tortilla and corn flour businesses and, to a lesser extent, the aforementioned sales volume growth.

Cost of sales as a percentage of net sales increased slightly to 60.4% from 60.1% due mainly to higher cost of corn in the U.S. corn flour business, which has not been fully offset through the price increases implemented during January 2007. In absolute terms, cost of sales increased 12% due to the aforementioned higher raw-material costs and the incorporation of Pride Valley Foods.

SG&A as a percentage of net sales improved to 34.7% from 36.0%, due to better expense absorption. In absolute terms, SG&A rose 8% due to higher distribution expenses in connection with higher commissions resulting from higher prices and additional distribution routes, especially on the Northeast region; and to a lesser extent, the incorporation of Pride Valley Foods.

Operating income as a percentage of net sales increased to 4.9% from 4.0%. In absolute terms, operating income increased 38% to Ps 205 million.

GIMSA

Sales volume increased 2% to 423 thousand metric tons during 1Q07. Corn flour sales volume increased 1% to 385 thousand metric tons, mainly as a result of higher sales to supermarkets due to their increased coverage. The sales volume of other products increased 11% to 38 thousand metric tons due to higher wheat flour sales in connection with sales to Molinera de Mexico in order to optimize freight expenses.

Net sales increased 14% to Ps 2,019 million in connection with price increases implemented during September and December 2006 that were oriented to partially offset higher corn costs. The increase was also due, albeit to a lesser extent, to the aforementioned higher sales volume.

Cost of sales as a percentage of net sales increased to 81.9% from 69.2% due mainly to higher corn costs, which were not fully reflected in corn flour prices. In absolute terms, cost of sales increased 34%, especially in connection with the aforementioned increases in corn costs.

SG&A as a percentage of net sales decreased to 16.2% from 19.0% due to better expense absorption resulting from higher corn flour prices. In absolute terms, SG&A declined 3% due to lower advertising expenses.

Operating income as a percentage of net sales decreased to 1.9% from 11.8% and, in absolute terms, decreased 81% to Ps 39 million due to the aforementioned increase in corn costs, which, due to the agreement with the Mexican government, we were not able to pass on through increased prices.

For additional information, please see GIMSA ''First-Quarter 2007 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume decreased 12% due to lower corn flour volume in connection with lower sales to the government channels.

Net sales increased 2% as a result of higher prices.

Cost of sales as a percentage of net sales increased to 81.2% from 80.9% resulting primarily from higher wheat and corn costs and, to a lesser extent, from general wage increases. In absolute terms, cost of sales increased 2% due mainly to the aforementioned increases in raw-material costs and wages.

SG&A as a percentage of net sales increased to 20.4% from 17.5%, and in absolute terms rose 19% due to higher distribution expenses related to the maintenance of the new vehicle fleet, higher promotion and advertising expenses, and general salary increases.

Operating loss was Ps 12 million versus an operating income of Ps 11 million in 1Q06. Operating margin decreased to negative 1.7% from 1.6%.

Molinera de Mexico

Sales volume decreased 1% due to the negative impact of price increases.

Net sales increased 13% to Ps 579 million due to price increases during 2006, which were implemented in order to offset higher wheat costs.

Cost of sales as a percentage of net sales improved to 81.8% from 84.6% due to higher wheat flour prices, which more than offset the increase in wheat costs. In absolute terms, cost of sales grew 10% in connection with higher wheat costs.

SG&A as a percentage of net sales improved to 17.4% from 20.2% due to better expense absorption. In absolute terms, SG&A decreased 2% due to lower freight expenses in connection with production rebalancing among plants and lower advertising expenses.

Operating income was Ps 4 million, representing 0.7% of net sales, versus a loss of Ps 25 million in 1Q06.

Gruma Centroamerica

Sales volume decreased 1% due mainly to lower corn flour sales volume in connection with customers' build-up of inventories in 4Q06 in anticipation of price increases.

Net sales increased 15% to Ps 419 million due to higher prices in the corn flour, tortilla and palmito businesses.

Cost of sales as a percentage of net sales improved to 71.1% from 72.5% due to better absorption. In absolute terms, cost of sales increased 13% due especially to higher corn costs.

SG&A as a percentage of net sales improved to 26.3% from 29.0% due to better expense absorption. In absolute terms, SG&A increased 4% due to higher distribution expenses in connection with additional distribution routes in the corn flour business and higher commissions in the tortilla business due to higher sales volume and prices.

Operating income was Ps 11 million compared with a loss of Ps 6 million in 1Q06. Operating margin improved to 2.6% from negative 1.6%.

Other and Eliminations	Operating loss was Ps 17 million compared with an operating loss of Ps 19 million in 1Q06.

CONFERENCE CALL

The company will hold a conference call to discuss its first-quarter 2007 results on Thursday, April 26, 2007, at 10:30 a.m. CT / 11:30 a.m. ET. From the United States or Canada please call (866) 904-6251; from outside the United States and Canada dial (416) 915-8321; the passcode for all callers is 7776564. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 from outside the United States and Canada; passcode 7776564. The audio webcast will be archived on the Investor Relations page of GRUMA's website, www.gruma.com.

ACCOUNTING PROCEDURES

The consolidated figures have been restated in pesos of constant purchasing power as of of March 31, 2007, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''

The restatement was determined as follows:

The figures for subsidiaries in Mexico, Central America, and Venezuela are restated to period-end constant local currencies following the provisions of Bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.

Once figures are restated, they are converted to Mexican pesos by applying the exchange rate in effect at the end of the period.

For comparability purposes, the 2006 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in Bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2006, and the corresponding inflation and exchange-rate fluctuations during that period.

For Gruma Corporation, figures shown in this report are under US GAAP and were converted to pesos using a convenience translation with the exchange rate of Ps 11.03/dollar as of March 31, 2007. The differences between Mexican GAAP and US GAAP, as well as the differences between the application of the international weighted-average restatement factor from Bulletin B-15 and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations.''

ABOUT GRUMA

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Oceania and exports to about 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 17,000 employees and 88 plants. In 2006, GRUMA had net sales of US$2.8 billion, of which 67% came from foreign operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of March 31, 2007)

FINANCIAL HIGHLIGHTS BY SUBSIDIARY

		QUARTERS				
		1Q07	1Q06	VAR (%)	4Q06	VAR (%)
GRUMA CORPORATION[1]	SALES VOLUME (thousand metric tons)	**325**	318	2	343	(5)
Corn flour, tortillas, and other	NET SALES	**4,214**	3,767	12	4,309	(2)
	GROSS PROFIT	**1,669**	1,505	11	1,797	(7)
	Gross Margin	**39.6%**	39.9%		41.7%	
	OPERATING INCOME	**205**	149	38	327	(37)
	Operating Margin	**4.9%**	4.0%		7.6%	
	EBITDA	**361**	290	24	484	(26)
	EBITDA Margin	**8.6%**	7.7%		11.2%	
GIMSA	SALES VOLUME (thousand metric tons)	**423**	415	2	452	(6)
Corn flour, tortillas, and other	NET SALES	**2,019**	1,778	14	1,974	2
	GROSS PROFIT	**366**	548	(33)	584	(37)
	Gross Margin	**18.1%**	30.8%		29.6%	
	OPERATING INCOME	**39**	211	(81)	230	(83)
	Operating Margin	**1.9%**	11.8%		11.6%	
	EBITDA	**102**	284	(64)	284	(64)
	EBITDA Margin	**5.0%**	16.0%		14.4%	
GRUMA VENEZUELA	SALES VOLUME (thousand metric tons)	**109**	124	(12)	119	(9)
Corn flour, wheat flour, and other	NET SALES	**742**	727	2	890	(17)
	GROSS PROFIT	**139**	139	1	220	(37)
	Gross Margin	**18.8%**	19.1%		24.8%	
	OPERATING INCOME	**(12)**	11	(209)	31	(139)
	Operating Margin	**(1.7%)**	1.6%		3.5%	
	EBITDA	**8**	32	(75)	72	(89)
	EBITDA Margin	**1.1%**	4.4%		8.1%	
MOLINERA DE MÉXICO	SALES VOLUME (thousand metric tons)	**118**	119	(1)	126	(7)
Wheat flour	NET SALES	**579**	510	13	596	(3)
	GROSS PROFIT	**105**	79	34	90	17
	Gross Margin	**18.2%**	15.4%		15.0%	
	OPERATING INCOME	**4**	(25)	117	(12)	136
	Operating Margin	**0.7%**	(4.8%)		(2.0%)	
	EBITDA	**18**	(7)	360	0	3,970
	EBITDA Margin	**3.0%**	(1.3%)		0.1%	
GRUMA CENTROAMÉRICA	SALES VOLUME (thousand metric tons)	**51**	51	(1)	54	(6)
Corn flour and other	NET SALES	**419**	364	15	445	(6)
	GROSS PROFIT	**121**	100	21	141	(14)
	Gross Margin	**28.9%**	27.5%		31.6%	
	OPERATING INCOME	**11**	(6)	289	22	(51)
	Operating Margin	**2.6%**	(1.6%)		4.9%	
	EBITDA	**24**	7	244	38	(36)
	EBITDA Margin	**5.8%**	1.9%		8.4%	
OTHER & ELIMINATIONS	SALES VOLUME (thousand metric tons)	**(9)**	(7)	(31)	(16)	46
	NET SALES	**76**	58	31	194	(61)
	GROSS PROFIT	**101**	90	12	167	(40)
	Gross Margin	132.9%	155.2%		86.1%	
	OPERATING INCOME	**(17)**	(19)	11	(20)	15
	Operating Margin	(22.4%)	(32.8%)		(10.3%)	
	EBITDA	**(10)**	(6)	(67)	(6)	(67)
	EBITDA Margin	(13.2%)	(10.3%)		(3.1%)	
CONSOLIDATED	SALES VOLUME (thousand metric tons)	**1,017**	1,020	(0)	1,078	(6)
	NET SALES	**8,050**	7,205	12	8,408	(4)
	GROSS PROFIT	**2,502**	2,460	2	2,999	(17)
	Gross Margin	**31.1%**	34.1%		35.7%	
	OPERATING INCOME	**230**	322	(28)	578	(60)
	Operating Margin	**2.9%**	4.5%		6.9%	
	EBITDA	**502**	601	(16)	872	(42)
	EBITDA Margin	**6.2%**	8.3%		10.4%	

[1] Convenience translation. For further details see "Accounting Procedures".

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA QUARTER: 1 YEAR: 2007

GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

AT MARCH 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	31,579,300	100	29,195,691	100
s02	CURRENT ASSETS	10,570,692	33	9,427,799	32
s03	CASH AND SHORT-TERM INVESTMENTS	644,348	2	1,185,330	4
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,931,224	12	3,298,030	11
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,573,688	5	1,149,748	4
s06	INVENTORIES	4,019,227	13	3,482,894	12
s07	OTHER CURRENT ASSETS	402,205	1	311,797	1
s08	LONG-TERM	2,944,809	9	2,667,884	9
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	104,681	0	37,262	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	2,835,396	9	2,620,844	9
s11	OTHER INVESTMENTS	4,732	0	9,778	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	15,298,708	48	14,406,776	49
s13	LAND AND BUILDINGS	6,559,779	21	6,456,522	22
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	18,855,621	60	17,127,333	59
s15	OTHER EQUIPMENT	925,198	3	665,927	2
s16	ACCUMULATED DEPRECIATION	12,245,968	39	10,832,076	37
s17	CONSTRUCTION IN PROGRESS	1,204,078	4	989,070	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,739,511	9	2,673,738	9
s19	OTHER ASSETS	25,580	0	19,494	0
s20	TOTAL LIABILITIES	14,222,349	100	13,230,551	100
s21	CURRENT LIABILITIES	5,630,825	40	4,049,505	31
s22	SUPPLIERS	2,484,320	17	1,791,490	14
s23	BANK LOANS	931,694	7	447,880	3
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	57,023	0	59,087	0
s26	OTHER CURRENT LIABILITIES	2,157,788	15	1,751,048	13
s27	LONG-TERM LIABILITIES	6,802,807	48	7,447,053	56
s28	BANK LOANS	6,145,514	43	6,703,724	51
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	657,293	5	743,329	6
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,788,717	13	1,733,993	13
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	17,356,951	100	15,965,140	100
s34	MINORITY INTEREST	2,964,071	17	2,797,187	18
s35	MAJORITY INTEREST	14,392,880	83	13,167,953	82
s36	CONTRIBUTED CAPITAL	17,675,931	102	17,673,399	111
s79	CAPITAL STOCK	12,963,218	75	12,963,034	81
s39	PREMIUM ON ISSUANCE OF SHARES	4,712,713	27	4,710,365	30
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(3,283,051)	(19)	(4,505,446)	(28)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	12,554,614	72	11,580,544	73
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(15,837,665)	(91)	(16,085,990)	(101)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA

QUARTER: 1 YEAR: 2007

GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	644,348	100	1,185,330	100
s46	CASH	230,589	36	163,656	14
s47	SHORT-TERM INVESTMENTS	413,759	64	1,021,674	86
s07	OTHER CURRENT ASSETS	402,205	100	311,797	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	402,205	100	311,797	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET) .	2,739,511	100	2,673,738	100
s48	DEFERRED EXPENSES (NET)	906,448	33	1,163,388	44
s49	GOODWILL	1,833,063	67	1,510,350	56
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	25,580	100	19,494	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	25,580	100	19,494	100
s21	CURRENT LIABILITIES	5,630,825	100	4,049,505	100
s52	FOREIGN CURRENCY LIABILITIES	4,926,185	87	3,203,448	79
s53	MEXICAN PESOS LIABILITIES	704,640	13	846,057	21
s26	OTHER CURRENT LIABILITIES	2,157,788	100	1,751,048	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	82,725	4	69,709	4
s68	PROVISIONS	250,891	12	245,872	14
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,824,172	85	1,435,467	82
s27	LONG-TERM LIABILITIES	6,802,807	100	7,447,053	100
s59	FOREIGN CURRENCY LIABILITIES	6,625,751	97	7,336,701	99
s60	MEXICAN PESOS LIABILITIES	177,056	3	110,352	1
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,788,717	100	1,733,993	100
s66	DEFERRED TAXES	1,788,717	100	1,733,993	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	12,963,218	100	12,963,034	100
s37	CAPITAL STOCK (NOMINAL)	4,880,142	38	4,880,142	38
s38	RESTATEMENT OF CAPITAL STOCK	8,083,076	62	8,082,892	62

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA

GRUMA, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	226,193	260,380
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	301,838	309,952
c41	+ (-) OTHER ITEMS	(75,645)	(49,572)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(480,134)	(142,844)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(336,097)	(275,979)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(316,430)	279,678
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(65,164)	(30,597)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	131,795	(275,035)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	105,762	159,089
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	411,951	(301,719)
c23	+ BANK FINANCING	26,397	(74,922)
c24	+ STOCK MARKET FINANCING	863,941	533,148
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(478,387)	(759,945)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(746)	1,247,336
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	1,172,017
c31	(-) DIVIDENDS PAID	0	(21,017)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	(746)	96,336
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(355,894)	(488,793)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	37,678	55
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(492,875)	(469,370)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	68,593	141,513
c39	+ (-) OTHER ITEMS	30,710	(160,991)